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                            May 6, 2020

       Mindy K. West
       Principal Financial Officer
       Murphy USA Inc.
       200 Peach Street
       El Dorado, Arkansas 71730

                                                        Re: Murphy USA Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 18,
2020
                                                            File No. 001-35914

       Dear Ms. West:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating Activities, page 35

   1. Your analysis of changes in operating cash flows here and in the Form 10-Q for the period ended March 31, 2020
cites net income (which is on the the accrual basis) and noncash items in explaining the
change in cash. Note that citing such items may not provide a sufficient basis to
understand how and why actual operating cash varied between
                                                        comparable periods.
Please refer to section IV.B.1 of SEC Release No. 33-8350 for guidance and revise
your disclosure as appropriate.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mindy K. West
Murphy USA Inc.
May 6, 2020
Page 2

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameMindy K. West                        Sincerely,
Comapany NameMurphy USA Inc.
                                                       Division of Corporation
Finance
May 6, 2020 Page 2                                     Office of Trade &
Services
FirstName LastName